Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE

SIX MONTHS ENDED JUNE 30, 2025

In this report, as used herein, and unless the context suggests otherwise, the terms “CIGL,” “Company,” “we,” “us” or “our” refer to the combined business of Concorde International Group Limited, its subsidiaries and other consolidated entities. References to “USD” and “$” are to U.S. dollars, the lawful currency of the United States. References to “SGD” are to the legal currency of Singapore. References to “GBP” are to the legal currency of Great Britain. References to “MYR” are to the legal currency of Malaysia. References to “SEC” are to the U.S. Securities and Exchange Commission.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited consolidated financial statements and the related notes included elsewhere in this Report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the Securities and Exchange Commission on May 15 , 2025 (the “2024 Form 20-F”).

This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this report on Form 6-K, and those listed in the 2024 Form 20-F under “Item 3. Key Information—D. Risk Factors” or in other parts of the 2024 Form 20-F.

Overview

Concorde International Group Limited is an integrated security services provider headquartered in Singapore. We combine physical manpower with technology-driven solutions to deliver effective and scalable security outcomes.

Since our establishment in 1997, we have developed a track record in the professional security industry by providing manpower-based security services. In 2014, we transitioned into a technology-integrated security solutions company, supported by our patented Intelligent Facilities System (“IFS”). Our solutions are designed to improve security performance, reduce client costs, and address manpower sustainability challenges in the industry.

Anchored by our technology applications and innovative business model, we provide security and facilities management services to commercial, financial, industrial, and governmental customers in Singapore.

Results of Operations

The following table sets forth a summary of our unaudited interim condensed consolidated results of operations and the amounts as a percentage of total revenues for the periods indicated. This information should be read together with our unaudited interim condensed consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Six Months ended
	2025	2024	Increase/
	$	$	(Decrease)
Revenues
I-Guarding Services	5,805,015	5,218,678	10%
Man-Guarding Services	75,798	44,278	42%
Others	95,096	130,888	(38)%
Total Revenue	5,975,909	5,393,844	10%

Cost and expenses
Cost of revenue, excluding depreciation and amortization	4,091,166	3,939,891	4%

Other income
Receipt of government grants	143,311	163,295	(14)%
Interest income	15,816	11,754	26%
Other income	27,385	31,739	(16)%
Compensation received	175,773		100%
	362,285	206,788	43%
Share-based compensation	-	83,155,336

Employee benefits expenses	1,549,186	760,994	51%

Depreciation and amortization expense	133,974	153,660	(15)%

Other expenses
Bad debt allowance	169,950	-	100%
Professional fees	1,169,733	425,693	64%
Distribution expenses	91,539	49,293	46%
Office expenses	168,166	122,081	27%
Rental expenses	5,516	(3,860)	170%
Others	1,467,469	12,723	99%
	3,072,374	605,930	85%

Finance cost	148,956	95,085	36%
Net Loss before tax	(2,657,462)	(83,110,264)
Income tax expense	(35,638)	(107,777)
Net Loss before tax	(2,693,100)	(83,218,041)

Comparison of six months ended June 30, 2025, and 2024

Revenues

The principal activities of the Company for the years ended June 30, 2025, and 2024 were providing I-guarding service and man guarding service.

Revenue for the six months ended June 30, 2025 and 2024 was $5,975,909 and $5,393,844, respectively, representing an increase of 11%. The increase is attributable to increasing customer base in the I-Guarding Services. Our core sales have remained resilient, reflecting consistent demand for our established services. At the same time, the increase in technology-integrated sales provides clear evidence of strong market demand for our innovative solutions. This trend underscores the strength of our business model and validates our strategic direction as we scale up operational capacity following the offering.

Revenue from Man-Guarding Services. Revenue from Man-Guarding Services increased by $31,520, or 71% to $75,798 for the six months ending June 30, 2025, from $44,278 for the six months ending June 30, 2024. This increase was primarily due to a credit note issued to a sole customer during the six months ending June 30, 2024 period which is absence in the six months ending June 30, 2025. Revenue from Man-Guarding Services accounted for 1.27% of our total revenue for the six months ending June 30, 2025, compared to 0.82% for the six months ending June 30, 2024.

Revenue from I-Guarding Services. Revenue from I-Guarding Services increased by $586,337, or 11%, to $5,805,015 for the six months ended June 30, 2025 from $5,218,678 for the six months ended June 30, 2024. The increase is attributable to increasingcustomer base. Revenue from I-Guarding Services accounted for 97.14% of our total revenue for the six months ending June 30, 2025, compared to 96.75% for the six months ending June 30, 2024.

Revenue from Others. Revenue from others decreased by $35,792, or 27%, to $95,096 for the six months ended June 30, 2025 from $130,888 for the six months ended June 30, 2024. The decrease in mainly attributable to a one-off sales of security consumables amounting to $98,962 in the six months ending 30 June, 2024 absence in six months ending June 30,2025, offset by increase of $14,516 in sales generated from Berjaya Academy Pte Ltd.

The course fee revenues from Berjaya Academy Pte Ltd increased $14,516, or 0.78%, to $46,442 for the six months ended June 30, 2025 from $31,926 for the six months ended June 30, 2024.

Revenue from others accounted for 1.59% of our total revenue for the six months ending June 30, 2025, as compared to 2.43% for six months ending June 30, 2024.

Other income. Our other income consists primarily of rental income, government credit scheme and government grant, compensation received, and miscellaneous income. Our other income increased by $155,497 or 75%, to $ 362,285  for the six months ending June 30, 2025, from $ 206,788 for the six months ending June 30, 2024. Such increase was primarily due to a compensation received of $175,773 in the six months ended June 30, 2025.

Cost and expenses

Cost of revenue (exclusive of depreciation and amortization). Cost of revenue (exclusive of depreciation and amortization expense) mainly includes sub-contractor cost, guards labour cost, guards related employees’ expenses and consumables. For the six months ended June 30, 2025, our cost of revenue was $4,091,166, an increase of $151,275, or 4%, compared to $3,939,891 for the six months ended June 30, 2024. The improved cost of revenue was in line with increase in revenue.

Depreciation and amortization expense. Depreciation and amortization include depreciation and amortization of IT equipment, vehicles, leasehold property; and intangible assets such as Research and Developments and Patents. Depreciation and amortization decreased by $19,684, or 13%, to $133,974   for the six months ended June 30, 2025, from $153,660 for the six months ended June 30, 2024. Such decrease was due to assets being fully depreciated during the six months ended June 30, 2025.

Employee Benefits Expenses. Our staff expenses consist primarily of non-guard related employee expenses. Our employee expenses increased by $788,193, or 104%, to $1,549,186   for the six months ended June 30, 2025, from $760,994 for the six months ended June 30, 2024. Following the Company’s listing, the Group incurred costs related to Board of Directors’ emoluments and adjusted key professional salaries to remain competitive and retain talent.

Professional fees. Professional fees include consultancy fees incurred in the area of accounting, auditing, legal and secretarial work. Professional fees increased by $744,040, or 175%, to $1,169,733 for the six months ended June 30, 2025, from $425,693 for the six months ended June 30, 2024. The increase was primarily attributable to professional and advisory services related to the Company’s listing exercise and consultancy services engaged for global business development.

Distribution expenses. Distribution expenses include expenses incurred for transportation, telecommunication, publicity and entertainment. Distribution expenses increased by $42,246, or 86%, to $91,539 for the six months ended June 30, 2025, from $49,293 for the six months ended June 30, 2024. The increase is primarily due to higher management travel expenses incurred in connection with global business development activities.

Others. Other expenses include unrealized currency exchange loss, fair value changes of convertible notes recognized through profit or loss, and other small-value miscellaneous items. Other expenses increased by $2,424,392, or 19,055%, to $2,437,115 for the six months ended June 30, 2025, from $12,723 for the six months ended June 30, 2024. The increase was mainly attributable to the fair value of convertible notes recognized through profit or loss amounting to $1,470,513, which represents a non-cash accounting adjustment.

Finance cost The finance cost is the interest incurred on bank loans. Finance cost increased by $53,870, or 57%, to $148,955 for the six months ended June 30, 2025 from $95,085 for the six months ended June 30, 2025. Such increase was due to the drawdown of an additional loan in the six months ended June 30, 2025, and interest incurred on convertible note.

Non-GAAP Financial Measures

In addition to consolidated financial measures prepared in accordance with IFRS, we evaluate our performance using non-GAAP financial measures (where GAAP is IFRS). These measures exclude certain non-cash and/or non-recurring items that do not reflect our ongoing business operations in order to provide clearer view of operational efficiency and facilitate period-to-period comparability for management, investors, and the board. The adjustments currently include share-based compensation expenses and fair value adjustment.

However, these measures are not intended to replace IFRS metrics, such as net profit (loss), revenue growth, or cash flow from operations, nor should they be considered superior. Adjusted Net Loss   (refer table below) has inherent limitations as analytical tools and should be reviewed alongside IFRS metrics for a comprehensive understanding of our financial performance.

Reconciliations of Adjusted Net (Loss)/ Profit to the most comparable IFRS financial metric for historical periods are presented in the table below:

	Six Months ended
	2025	2024
	$	$
Reconciliation of non-GAAP loss from operations:

Net Loss before tax	(2,657,462)	(83,110,264)
Adjustments:
Share-based compensation expense	-	83,155,336
Other expenses, Fair value adjustment	1,470,513	-
Adjusted Net (Loss)/Profit before tax	(1,186,949)	45,072
Income tax expense	(35,628)	(107,777)
Adjusted Net Loss for the period	(1,222,577)	(62,705)

Liquidity and Capital Resources

Our principal sources of liquidity and capital resources have been, and are expected to continue to be, cash flow from operations, proceeds from the issuance of ordinary shares, and bank borrowings. Our principal uses of cash have been, and we expect will continue to be, for working capital to support the growth of our operations, offering-related expenses, and investments in business expansion.

As of June 30, 2025 and 2024, we had cash and cash equivalents of approximately $2.4 million and $2.3 million, respectively.

The following table summarizes our cash flows for the periods indicated, derived from our unaudited interim condensed consolidated statements of cash flows:

Cash flow	Six Months ended
	2025	2024
Net cash used in operating activities	(2,936,893)	(319,829)
Net cash used in investing activities	(108,013)	(22,136)
Net cash provided by financing activities	4,060,184	1,953,868
Net change in cash during period	1,015,278	1,612,903
Effect of exchange rate changes on cash and cash equivalents	346,127	(299,440)

Operating Activities.

For the six months ended June 30, 2025, net cash used in operating activities was $2,915,064. The cash outflows primarily reflect a loss before tax of $2,657,462, largely attributable to offering-related professional fees, adjusted for non-cash charges such as depreciation of $133,213, amortization of $762, and fair value adjustments of $1,470,513. Working capital changes further impacted operating cash flow, with a significant decrease in trade and other receivables of $2,577,633, partially offset by an increase in trade and other payables of $533,428 and decrease in amount due to related party of $48,206.

Investing Activities.

Net cash used in investing activities amounted to $108,013 for the six months ended June 30, 2025. The outflow was mainly attributable to the purchase of property and equipment, reflecting continued investment into operational infrastructure.

Financing Activities.

Net cash provided by financing activities was $4,060,184 for the six months ended June 30, 2025. The inflows were largely driven by proceeds from the issuance of shares amounting to $4,473,109. Repayments of borrowings and lease liabilities totalled $331,471, while proceeds from borrowings amounted to ($81,454).

Overall Cash Position.

As a result of the above, the Company recorded a net increase in cash and cash equivalents of $1,015,278 in the six months ended June 30, 2025. Cash at the beginning of the period was $1,000,284, and with the effect of favourable foreign exchange rate movements of $346,127, the Company closed with a cash balance of $2,361,689 as at June 30, 2025.

Non-cash investing and financing activities during the period included the initial measurement of right-of-use assets and lease liabilities of $201,061 and fair value adjustment for convertible loan and its derivative of $1,470,513.

Discussion of Critical Accounting Policies and Estimations

The preparation of the financial statements in conformity with IFRS and interpretations issued by the IFRS IC applicable to companies reporting under IFRS requires us to make estimates and judgements that affect the reported amount of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, mainly related to accounts receivables, contract assets and liabilities, fixed assets, intangibles and  accrued expenses, revenues, stock-based compensation and contingencies. We base our estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates. Please refer to our discussion of critical accounting policies in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024 for a discussion about those policies that we believe are the most important to the understanding of our financial condition and results of operations as such policies affect our more significant judgements and estimated used in the preparation of the financial statements included in this interim report.

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